UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 000-23666
CUSIP NUMBER
NOTIFICATION OF LATE FILING	8969281 0

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tripos, Inc.
Full Name of Registrant

Former Name if Applicable

1699 South Hanley Road
Address of Principal Executive Office (Street and Number)

St. Louis, Missouri 63144
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was unable to file its Quarterly Report on Form 10-Q for the three and six month period ended June 30, 2007 by August 14, 2007 without unreasonable effort and expense. On June 20, 2007, the Company filed its Quarterly Report on Form 10-Q for the three month ended March 31, 2007.  In this Quarterly Report, the registrant disclosed that it continued to evaluate the tax effects of the recent sales of its Discovery Informatics and Discovery Research businesses, including analysis of tax laws in the United States, England, France and Germany.  The registrant is continuing its efforts to complete that analysis, although it cannot provide any assurance regarding the time it will ultimately require to complete the analysis.  Until this analysis is completed, the registrant cannot provide any further assurances to investors about the ultimate amount of any tax reserves that the registrant will determine to be appropriate under these circumstances.

The registrant will seek to file its Quarterly Report on Form 10-Q for the three and six month period ended June 30,  2007 on or before August 20, 2007 if it is able to complete the accounting described above.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John P. McAlister	314	(314) 647-1099
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously indicated, in light of the sale of registrant’s discovery research business, that business is now accounted for as a discontinued operation.  The registrant had previously accounted for the sale of its discovery research business as a discontinued operation due to an agreement of sale that was pending at year but later terminated.  As a result, the registrant had no continuing operations as of the conclusion of the three and  month period ended June 30, 2007.

*     *     *

Certain matters discussed in this notification may constitute “forward-looking statements” within the meaning of the federal securities laws, including, but not limited to: (1) the registrant’s ability to satisfy its creditors out of the proceeds of the sales of its assets and other available resources; (2) the registrant’s ability to offset corporate tax liabilities on the sale of assets through the utilization of net operating loss carryforwards; and (3) the registrant’s ability to distribute any remaining cash to its stockholders. These statements are based upon numerous assumptions which the registrant cannot control and involve risks and uncertainties that could cause actual results to differ. These statements should be understood in light of the risk factors set forth in the registrant’s periodic filings with the Securities and Exchange Commission. Except as otherwise required under federal securities laws and the rules and regulations of the SEC, the registrant does not have any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Tripos, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2007	By	/s/ John P. McAlister
President and Chief Executive Officer